UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________________________________________
FORM 6-K
  ___________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2025
Commission file number 1-33867
  ___________________________________________________________
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
  ___________________________________________________________
2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM 12, Bermuda
(Address of principal executive office)
  ___________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2025

PART I – FINANCIAL INFORMATION
ITEM 1 – FINANCIAL STATEMENTS
TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (notes 1 and 3)
(in thousands of U.S. Dollars, except share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	$	$	$	$

Voyage charter revenues (note 4)	189,163	231,665	568,509	848,580
Time-charter revenues (note 4)	2,085	8,184	12,949	18,355
Other revenues (note 4)	37,775	34,589	112,070	104,050
Total revenues	229,023	274,438	693,528	970,985

Voyage expenses	(82,708)	(93,984)	(248,213)	(310,612)
Vessel operating expenses	(61,031)	(66,643)	(182,698)	(195,383)
Charter hire expenses (note 10)	(9,690)	(18,465)	(35,717)	(57,651)
Depreciation and amortization	(20,932)	(23,445)	(65,116)	(69,136)
General and administrative expenses	(11,146)	(10,481)	(35,363)	(36,870)
Gain on sale and write-down of assets (note 14)	25,890	—	77,948	11,601
Restructuring charges (note 15)	—	(5,632)	(5,568)	(5,632)
Income from operations	69,406	55,788	198,801	307,302

Interest expense	(789)	(828)	(2,339)	(6,674)
Interest income	7,569	6,137	20,994	17,887
Equity income (loss) and gain on distribution from equity-accounted investment (note 6)	8,728	(121)	9,617	2,152
Other income (note 16)	4,834	1,014	419	2,278
Net income before income tax	89,748	61,990	227,492	322,945
Income tax recovery (expense) (note 17)	2,331	(457)	3,233	(1,399)
Net income	92,079	61,533	230,725	321,546

Per common share amounts (note 18)
- Basic earnings per share	$2.66	$1.78	$6.67	$9.35
- Diluted earnings per share	$2.64	$1.77	$6.64	$9.26
- Cash dividends declared	$0.25	$0.25	$1.75	$2.75

Weighted-average number of Class A and Class B common shares outstanding (note 18)
- Basic	34,669,842	34,496,757	34,578,409	34,381,247
- Diluted	34,831,261	34,765,008	34,746,394	34,706,817

Related party transactions (note 13)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (notes 1 and 3)
(in thousands of U.S. Dollars)

	As at	As at
	September 30, 2025	December 31, 2024
	$	$
ASSETS
Current
Cash and cash equivalents	764,670	511,888
Short-term investments (notes 1 and 11)	10,000	—
Restricted cash – current (note 19)	804	3,673
Marketable securities (notes 11 and 16)	22,303	22,442
Accounts receivable, net of allowance of $4.5 million (2024 - $5.3 million)	68,345	82,440
Assets held for sale (notes 14 and 21)	39,782	—
Due from affiliates (note 13)	260	5,230
Bunker and lube oil inventory	36,139	45,990
Prepaid expenses	12,989	12,800
Accrued revenue	48,710	57,605
Other current assets (note 7)	9,115	5,873
Total current assets	1,013,117	747,941
Vessels and equipment
At cost, less accumulated depreciation of $501.6 million (2024 - $570.9 million) (notes 9 and 14)	1,041,105	1,132,109
Operating lease right-of-use assets (notes 10 and 14)	34,914	52,162
Total vessels and equipment	1,076,019	1,184,271
Investment in and advances to equity-accounted joint venture (note 6)	—	15,998
Goodwill, intangibles and other non-current assets (note 7)	24,100	25,758
Total assets	2,113,236	1,973,968
LIABILITIES AND EQUITY
Current
Accounts payable	19,124	25,550
Accrued liabilities (note 8)	77,916	75,668
Current portion of operating lease liabilities (note 10)	15,118	24,875
Due to affiliates (note 13)	31	152
Other current liabilities	3,153	5,797
Total current liabilities	115,342	132,042
Long-term operating lease liabilities (note 10)	20,183	28,716
Other long-term liabilities (note 8)	46,401	56,660
Total liabilities	181,926	217,418
Commitments and contingencies (notes 9, 10, 11 and 20)
Equity
Common shares and additional paid-in capital (585.0 million shares authorized, 29.9 million Class A and 4.6 million Class B shares issued and outstanding as of September 30, 2025, and 585.0 million shares authorized, 29.7 million Class A and 4.6 million Class B shares issued and outstanding as at December 31, 2024) (note 12)	1,314,113	1,309,495
Accumulated surplus	617,197	447,055
Total equity	1,931,310	1,756,550
Total liabilities and equity	2,113,236	1,973,968
Subsequent events (note 21)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (notes 1 and 3)
(in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2025	2024
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	230,725	321,546
Non-cash items:
Depreciation and amortization	65,116	69,136
Gain on sale and write-down of assets (note 14)	(77,948)	(11,601)
Equity income and gain on distribution from equity-accounted investment (note 6)	(9,617)	(2,152)
Provision for uncertain tax position	(9,324)	(2,890)
Other	5,495	7,104
Change in operating assets and liabilities	12,846	32,615
Expenditures for dry docking	(12,355)	(19,633)
Net operating cash flow	204,938	394,125

FINANCING ACTIVITIES
Scheduled repayments of obligations related to finance leases	—	(5,213)
Prepayment of obligations related to finance leases	—	(136,955)
Issuance of common shares upon exercise of stock options	1,496	2,858
Cash dividends paid	(60,362)	(94,230)
Other	(1,256)	(4,103)
Net financing cash flow	(60,122)	(237,643)

INVESTING ACTIVITIES
Proceeds from sale of vessels (note 14)	281,862	23,425
Distribution from equity-accounted joint venture (note 6)	25,235	—
Expenditures for vessels and equipment	(1,936)	(4,546)
Loan repayments from equity-accounted joint venture (note 6)	380	2,500
Purchase of short-term investments (note 1)	(61,000)	—
Proceeds from short-term investments (note 1)	51,000	—
Vessel acquisitions	(190,259)	(70,504)
Purchase of marketable securities	(2,348)	—
Proceeds from sale of marketable securities	2,163	—
Net investing cash flow	105,097	(49,125)

Increase in cash, cash equivalents and restricted cash	249,913	107,357
Cash, cash equivalents and restricted cash, beginning of the period	515,561	392,155
Cash, cash equivalents and restricted cash, end of the period	765,474	499,512
Supplemental cash flow information (note 19)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (notes 1 and 3)
(in thousands of U.S. Dollars, except share amounts)

	Common Shares and Additional Paid-in Capital
	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated Surplus $	Total $
Balance as at December 31, 2024	34,361	1,220,963	88,532	447,055	1,756,550
Net income	—	—	—	76,032	76,032
Dividends declared	—	—	—	(8,626)	(8,626)
Equity-based compensation (note 12)	72	263	—	—	263
Balance as at March 31, 2025	34,433	1,221,226	88,532	514,461	1,824,219
Net income	—	—	—	62,614	62,614
Dividends declared	—	—	—	(43,275)	(43,275)
Equity-based compensation (note 12)	98	3,783	—	—	3,783
Balance as at June 30, 2025	34,531	1,225,009	88,532	533,800	1,847,341
Net income	—	—	—	92,079	92,079
Dividends declared	—	—	—	(8,682)	(8,682)
Equity-based compensation (note 12)	8	572	—	—	572
Balance as at September 30, 2025	34,539	1,225,581	88,532	617,197	1,931,310
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (notes 1 and 3)
(in thousands of U.S. Dollars, except share amounts)

		Common Shares and Additional Paid-in Capital
	Equity of Entities under Common Control	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated Surplus $	Total $
Balance as at December 31, 2023	24,372	34,093	1,217,232	88,532	220,021	1,550,157
Net income	4,104	—	—	—	144,771	148,875
Net change in parent's equity from Entities under Common Control (note 3)	21	—	—	—	—	21
Dividends declared	—	—	—	—	(8,623)	(8,623)
Equity-based compensation (note 12)	—	165	3,334	—	—	3,334
Balance as at March 31, 2024	28,497	34,258	1,220,566	88,532	356,169	1,693,764
Net income	4,168	—	—	—	106,970	111,138
Net change in parent's equity from Entities under Common Control (note 3)	(151)	—	—	—	—	(151)
Dividends declared	—	—	—	—	(77,637)	(77,637)
Equity-based compensation (note 12)	—	60	1,343	—	—	1,343
Balance as at June 30, 2024	32,514	34,318	1,221,909	88,532	385,502	1,728,457
Net income	2,718	—	—	—	58,815	61,533
Net change in parent's equity from Entities under Common Control (note 3)	(59)	—	—	—	—	(59)
Dividends declared	—	—	—	—	(8,631)	(8,631)
Equity-based compensation (note 12)	—	38	(1,189)	—	—	(1,189)
Balance as at September 30, 2024	35,173	34,356	1,220,720	88,532	435,686	1,780,111
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

1.Basis of Presentation
The unaudited interim consolidated financial statements (or unaudited consolidated financial statements) have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These unaudited consolidated financial statements include the accounts of Teekay Tankers Ltd. (or Teekay Tankers), which is incorporated under the laws of Bermuda, its wholly-owned subsidiaries, equity-accounted joint venture and the Entities under Common Control (as defined in note 3) (collectively, the Company).

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024, filed on Form 20-F with the U.S. Securities and Exchange Commission (or the SEC) on March 14, 2025. In the opinion of management, these unaudited consolidated financial statements reflect all normal recurring adjustments necessary to present fairly, in all material respects, the Company’s unaudited consolidated financial position, results of operations, cash flows and changes in equity for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Intercompany balances and transactions have been eliminated upon consolidation. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

During the nine months ended September 30, 2025, the Company entered into various time deposits with financial institutions having a range of maturity dates up to five months from the origination date. The time deposits with initial maturity dates of more than three months, but less than or equal to twelve months from the origination date, are classified as short-term investments on the unaudited consolidated balance sheets. The Company classified these investments as held-to-maturity investments, which are carried at amortized cost.
2.    Recent Accounting Pronouncements
In December 2023, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update (or ASU) 2023-09, Improvements to Income Tax Disclosures (or ASU 2023-09), which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. This additional disclosure is intended to provide additional information and transparency of income tax disclosures by providing consistent categories and greater disaggregation of information in the rate reconciliation, as well as income taxes paid disaggregated by jurisdiction. The amendments in the standard are effective for annual periods beginning after December 15, 2024. Early adoption is permitted and should be applied prospectively, with retrospective application permitted. The Company will adopt this standard starting with its annual financial statements for the year ending December 31, 2025. The adoption of ASU 2023-09 is expected to result in additional disclosure for income tax reporting in the Company's consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses, which requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments require that, for each interim and annual reporting period, an entity:

•Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, and (d) intangible asset amortization included in each relevant expense caption on the face of the income statement within continuing operations;

•Include certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements;

•Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and

•Disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses.

The amendments in the standard are effective for annual periods beginning after December 15, 2026 and for interim reporting periods beginning after December 15, 2027. Early adoption is permitted and should be applied prospectively, with retrospective application permitted. The Company expects to adopt this standard in its annual period beginning fiscal year 2027. The Company is evaluating the impact of this standard on its consolidated financial statements.
3.    Acquisition of Entities under Common Control
On December 31, 2024, the Company acquired from Teekay Corporation Ltd. (or Teekay) (a) Teekay's Australian operations for a purchase price of $65.0 million plus a related working capital adjustment of $15.9 million and (b) all of Teekay's management service companies not previously owned by the Company for a purchase price of $17.3 million, which was the net working capital value of the entities being transferred to the Company. In addition, as part of the acquisition, Teekay transferred to the Company its $6.0 million supplemental retirement defined contribution plan liability, which relates to the management service companies included in the acquisition (collectively, the Acquired Operations). This liability was deducted from the total $98.2 million purchase price for Teekay's

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
Australian operations and Teekay's management service companies, resulting in a net consideration of $92.2 million paid to Teekay. This acquisition is deemed to be a business acquisition between entities under common control. Accordingly, the Company has accounted for this transaction in a manner similar to the pooling of interests method. Under this method of accounting, all financial or operational information contained in the Company's unaudited consolidated financial statements for the periods prior to December 31, 2024, the date that the interests in the businesses were acquired by the Company, and during which the Company and the applicable businesses were under common control of Teekay, are retroactively adjusted or recast to include the results of these Acquired Operations and are collectively referred to as the “Entities under Common Control”.

As a result of the Company's acquisition of the Acquired Operations, the Company's unaudited consolidated financial statements prior to the transaction date of December 31, 2024 have been retroactively adjusted or recast to include 100% of the assets and liabilities and results of the Acquired Operations on a consolidated basis during the periods the Acquired Operations and the Company were under common control of Teekay. The effect of adjusting such information to accounts in periods prior to the Company's acquisition thereof is included in the Entities under Common Control in the unaudited consolidated financial statements. All intercorporate transactions between the Company and the Acquired Operations that occurred prior to the acquisition by the Company have been eliminated upon consolidation.

Assets and liabilities of the Acquired Operations are reflected on the Company’s unaudited consolidated balance sheets at the historical carrying values of the Acquired Operations. The purchase price of $98.2 million that was in excess of the Acquired Operations' historical carrying value of the net assets acquired of $36.8 million has been accounted for as a $61.4 million return of capital to Teekay.

The effect of adjusting the Company’s unaudited consolidated financial statements to account for this common control transaction increased the Company’s net income for the three and nine months ended September 30, 2024 by $2.7 million and $11.0 million, respectively. The adjustments for the Entities under Common Control related to this transaction increased the Company’s revenues for the three and nine months ended September 30, 2024 by $31.2 million and $92.8 million, respectively.
4.    Revenues
The Company’s primary source of revenue is from chartering its vessels (Suezmax tankers, Aframax tankers, Long Range 2 (or LR2) tankers and a Very Large Crude Carrier (or VLCC) tanker) to its customers and providing operational and maintenance marine services through its Australian operations. The Company utilizes two primary forms of contracts, consisting of voyage charters and time charters.

The extent to which the Company employs its vessels on voyage charters versus time charters is dependent upon the Company’s chartering strategy and the availability of time charters. Spot market rates for voyage charters are volatile from period to period, whereas time charters provide a stable source of monthly revenue. The Company also provides ship-to-ship (or STS) support services, which include managing the process of transferring cargo between seagoing ships positioned alongside each other, as well as management services to third-party owners of vessels. For descriptions of these types of contracts, see "Item 18 – Financial Statements: Note 4" in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2024.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

The following tables contain a breakdown of the Company's revenue by segment and contract type for the three and nine months ended September 30, 2025 and September 30, 2024. The Company’s lease income consists of the revenue from its voyage charters and time charters.

	Three Months Ended September 30, 2025			Three Months Ended September 30, 2024
	Tankers	Marine Services and Other	Total	Tankers	Marine Services and Other	Total
	$	$	$	$	$	$
Voyage charter revenues
Suezmax	100,106	—	100,106	114,111	—	114,111
Aframax / LR2	86,046	—	86,046	117,554	—	117,554
VLCC (1)	3,011	—	3,011	—	—	—
Total	189,163	—	189,163	231,665	—	231,665

Time-charter revenues
Suezmax	—	—	—	3,654	—	3,654
Aframax / LR2	—	—	—	4,530	—	4,530
Bunker tanker (2)	—	2,085	2,085	—	—	—
Total	—	2,085	2,085	8,184	—	8,184

Other revenues (3)
Vessel operational and maintenance services	522	28,248	28,770	598	28,928	29,526
Ship-to-ship support services	3,919	—	3,919	2,831	—	2,831
Management fees and other	4,315	771	5,086	—	2,232	2,232
Total	8,756	29,019	37,775	3,429	31,160	34,589

Total revenues	197,919	31,104	229,023	243,278	31,160	274,438

(1)Includes one VLCC tanker, which was acquired by the Company from its 50/50 joint venture in August 2025 and is trading in a pooling arrangement managed by a third-party.
(2)Includes variable lease payments of $0.9 million for the three months ended September 30, 2025 related to the reimbursement for certain operating expenditures received from the Company's customer relating to such costs incurred by the Company to operate the vessel.
(3)Relates to non-lease revenues.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

	Nine Months Ended September 30, 2025			Nine Months Ended September 30, 2024
	Tankers	Marine Services and Other	Total	Tankers	Marine Services and Other	Total
	$	$	$	$	$	$
Voyage charter revenues
Suezmax	311,378	—	311,378	431,355	—	431,355
Aframax / LR2	254,120	—	254,120	417,225	—	417,225
VLCC (1)	3,011	—	3,011	—	—	—
Total	568,509	—	568,509	848,580	—	848,580

Time-charter revenues
Suezmax	—	—	—	10,777	—	10,777
Aframax / LR2	7,057	—	7,057	7,578	—	7,578
Bunker tanker (2)	—	5,892	5,892	—	—	—
Total	7,057	5,892	12,949	18,355	—	18,355

Other revenues (3)
Vessel operational and maintenance services (4)	1,545	89,189	90,734	2,718	84,735	87,453
Ship-to-ship support services	13,377	—	13,377	8,558	—	8,558
Management fees and other	5,585	2,374	7,959	—	8,039	8,039
Total	20,507	91,563	112,070	11,276	92,774	104,050

Total revenues	596,073	97,455	693,528	878,211	92,774	970,985
(1)Includes one VLCC tanker, which was acquired by the Company from its 50/50 joint venture in August 2025 and is trading in a pooling arrangement managed by a third-party.
(2)Includes variable lease payments of $2.9 million for the nine months ended September 30, 2025 related to the reimbursement for certain operating expenditures received from the Company's customer relating to such costs incurred by the Company to operate the vessel.
(3)Relates to non-lease revenues.
(4)Includes $5.6 million related to the recovery of severance costs during the nine months ended September 30, 2025 resulting from the termination of a management contract related to the Company's Australian operations (note 15).
Charters-out
As at September 30, 2025, one (December 31, 2024 - two) of the Company’s vessels operated under a fixed-rate time-charter contract, which is scheduled to expire in May 2029. In September 30, 2025, the Company entered into two additional time-charter contracts with terms between 12 months and 18 months for one Suezmax tanker and one Aframax / LR2 tanker which commenced operations under their respective contracts in October 2025. As at September 30, 2025, the minimum scheduled future revenues to be received by the Company under these three time-charter contracts were approximately $8.5 million (remainder of 2025), $30.6 million (2026), $8.3 million (2027), $7.7 million (2028), and $2.6 million (2029). The hire payments should not be construed to reflect a forecast of total charter hire revenue for any of the periods. Future hire payments do not include any hire payments generated from new contracts entered into after September 30, 2025 or from variable consideration, if any, under contracts. In addition, future hire payments presented above have been reduced by estimated off-hire time for required periodic maintenance and do not reflect the impact of any applicable revenue sharing arrangements whereby time-charter revenues are shared with other revenue sharing arrangement participants. Actual amounts may vary given future events such as unplanned vessel maintenance.

Contract Liabilities
As at September 30, 2025, the Company had $nil (December 31, 2024 - $2.5 million) of advanced payments recognized as contract liabilities that are expected to be recognized as time-charter revenues or voyage charter revenues in subsequent periods and which are included in other current liabilities in the Company's unaudited consolidated balance sheets.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
5.    Segment Reporting
The Company has two operating segments: 1) tankers, which consists of the operation of all of the Company's tankers (including the operations from those tankers employed on full service lightering contracts), and the Company's U.S.-based ship-to-ship support service operations (including its lightering support services provided as part of full service lightering operations); and 2) marine services, which consists of operational and maintenance marine services provided to the Australian government, Australian energy companies and other third parties. As a result of the Company's acquisition of the Acquired Operations, the marine services operating segment is retroactively included in the Company's segment reporting for all periods prior to the transaction date of December 31, 2024. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker (or CODM) is based on these two segments, both of which are presented accordingly on this basis. The CODM is the President and Chief Executive Officer of the Company. The CODM uses income from operations to assess the performance of each segment and to make decisions about allocating resources. The CODM does not assess the performance of each segment by geographic regions.

The accounting policies of the two segments are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the balance sheet as total consolidated assets.

The following table includes the Company’s revenues, expenses, other segment items, income from operations, and equity income (loss) and gain on distribution from equity-accounted investment by segment, and reconciles such amounts to the Company’s consolidated net income before income tax for the periods presented in these financial statements:

	Three Months Ended September 30, 2025
	Tankers $	Marine Services and Other $	Total $
Revenues	197,919	31,104	229,023
Voyage expenses	(82,708)	—	(82,708)
Vessel operating expenses	(32,086)	(28,945)	(61,031)
Charter hire expenses	(9,056)	(634)	(9,690)
Depreciation and amortization	(20,932)	—	(20,932)
General and administrative expenses	(11,146)	—	(11,146)
Gain on sale of vessels	25,890	—	25,890
Income from operations	67,881	1,525	69,406

Equity income and gain on distribution from equity-accounted investment	8,728	—	8,728
Non-segment reconciling items:
Interest expense			(789)
Interest income			7,569
Other income			4,834
Net income before income tax			89,748

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

	Three Months Ended September 30, 2024
	Tankers $	Marine Services and Other $	Elimination (1) $	Total $
Revenues	243,278	31,160	—	274,438
Voyage expenses	(93,984)	—	—	(93,984)
Vessel operating expenses	(38,091)	(28,552)	—	(66,643)
Charter hire expenses	(18,465)	—	—	(18,465)
Depreciation and amortization	(23,445)	—	—	(23,445)
General and administrative expenses (2)	(10,876)	715	(320)	(10,481)
Restructuring charges	(5,952)	—	320	(5,632)
Income from operations	52,465	3,323	—	55,788

Equity loss	(121)	—	—	(121)
Non-segment reconciling items:
Interest expense				(828)
Interest income				6,137
Other income				1,014
Net income before income tax				61,990
(1)Relates to inter-segment transactions that are eliminated as part of consolidation
(2)Marine Services and Other includes certain services which were provided to Tankers by the Entities under Common Control, which offset the corresponding expense in Tankers.

	Nine Months Ended September 30, 2025
	Tankers $	Marine Services and Other $	Total $
Revenues (1)	596,073	97,455	693,528
Voyage expenses	(248,213)	—	(248,213)
Vessel operating expenses	(100,276)	(82,422)	(182,698)
Charter hire expenses	(33,836)	(1,881)	(35,717)
Depreciation and amortization	(65,116)	—	(65,116)
General and administrative expenses	(35,363)	—	(35,363)
Gain on sale and write-down of assets	77,948	—	77,948
Restructuring charges (1)	—	(5,568)	(5,568)
Income from operations	191,217	7,584	198,801

Equity income and gain on distribution from equity-accounted investment	9,617	—	9,617
Non-segment reconciling items:
Interest expense			(2,339)
Interest income			20,994
Other income			419
Net income before income tax			227,492
(1)Marine Services and Other includes severance costs of $5.6 million resulting from the termination of a management contract related to the Company's Australian operations; the severance costs are fully recoverable from the customer, and the recovery is presented in revenues.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

	Nine Months Ended September 30, 2024
	Tankers $	Marine Services and Other $	Elimination (1) $	Total $
Revenues	878,211	92,774	—	970,985
Voyage expenses	(310,612)	—	—	(310,612)
Vessel operating expenses	(113,942)	(81,441)	—	(195,383)
Charter hire expenses	(57,651)	—	—	(57,651)
Depreciation and amortization	(69,136)	—	—	(69,136)
General and administrative expenses (2)	(38,678)	2,128	(320)	(36,870)
Gain on sale of vessel	11,601	—	—	11,601
Restructuring charges	(5,952)	—	320	(5,632)
Income from operations	293,841	13,461	—	307,302

Equity income	2,152	—	—	2,152
Non-segment reconciling items:
Interest expense				(6,674)
Interest income				17,887
Other income				2,278
Net income before income tax				322,945
(1)Relates to inter-segment transactions that are eliminated as part of consolidation.
(2)Marine Services and Other includes certain services which were provided to Tankers by the Entities under Common Control, which offset the corresponding expense in Tankers.

A reconciliation of total segment assets to total assets, presented in the accompanying unaudited consolidated balance sheets is as follows:

	September 30, 2025 (1)	December 31, 2024 (1)
	$	$
Tankers	1,295,319	1,416,789
Marine Services and Other	42,987	40,061
Due from affiliates	260	5,230
Cash and cash equivalents	764,670	511,888
Short-term investments	10,000	—
Total assets	2,113,236	1,973,968

(1)There are no differences between the measurements of the segment assets and the Company’s consolidated total assets.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
6.    Investment in and Advances to Equity-Accounted Joint Venture
The Company has a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), whereby the Company has a 50% economic interest in the High-Q joint venture, which is jointly controlled by the Company and Wah Kwong. The joint venture owned one 2013-built VLCC, which was acquired by the Company in August 2025. Upon completion of the sale of this VLCC to the Company, the VLCC continues to trade on spot voyage charters in a pool managed by a third party. In addition, in August 2025, the joint venture fully repaid a $15.0 million outstanding loan balance with a financial institution. The first-priority mortgage associated with this loan and the Company's guarantee on 50% of the outstanding loan balance were both terminated subsequent to the loan repayment.

For the three and nine months ended September 30, 2025, the Company recorded equity income (loss) of $0.4 million (2024 - ($0.1) million) and $1.3 million (2024 - $2.2 million), respectively, which comprises its share of net income or loss from the joint venture.

During the three months ended September 30, 2025, the Company received a cash distribution from the joint venture in the amount of $25.6 million, of which $0.4 million was used to fully repay the Company's advances to the joint venture. The net cash distribution of $25.2 million was $8.3 million in excess of the $16.9 million carrying amount of the Company’s investment in the equity-accounted joint venture, which had been previously written down by $11.6 million at the end of 2021 to its fair value at that time. Upon the Company's receipt of the cash distribution, the Company reduced the related investment balance to nil and recognized the excess amount of $8.3 million as part of equity income and gain on distribution from equity-accounted investment in the Company's unaudited consolidated statements of income. The Company does not have a contractual obligation to return any of the distribution received or provide additional financial support to the joint venture.

As at September 30, 2025, the joint venture no longer had any operational activities and is expected to be unwound during the first half of 2026.
7.    Intangible Assets
Intangible assets are included in goodwill, intangibles and other non-current assets on the Company's unaudited consolidated balance sheets.

As part of the European Union Emissions Trading System (or EU ETS) requirements, as at September 30, 2025, the Company had a balance of European Union allowances (or EUAs) totalling $8.4 million (December 31, 2024 - $5.9 million), which was recorded as indefinite-lived intangible assets. As at September 30, 2025, these intangible assets are presented as other current assets in the unaudited consolidated balance sheets as these EUAs are related to the Company's 2025 emissions levels and will be surrendered within one year from the balance sheet date. During the three and nine months ended September 30, 2025, the Company surrendered $5.3 million and $6.1 million of EUAs related to its 2024 emissions, respectively.

The carrying amount of intangible assets, excluding EUAs classified as other current assets, is as follows:

	As at
	September 30, 2025	December 31, 2024
	$	$
Customer relationships At cost of $5.7 million, less accumulated amortization of $5.6 million (2024 - cost of $5.7 million, less accumulated amortization of $5.4 million) (1)	69	307
	69	307
(1)The customer relationships are being amortized over a weighted average amortization period of 10 years. Amortization of the customer relationships for the three and nine months ended September 30, 2025 was $0.1 million and $0.2 million (2024 - $0.1 million and $0.3 million), respectively. The remaining balance of $0.1 million is expected to be amortized in 2025.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
8.    Accrued Liabilities and Other Long-Term Liabilities
The following tables present the components of accrued liabilities and other long-term liabilities on the Company's unaudited consolidated balance sheets.

Accrued Liabilities	As at
	September 30, 2025	December 31, 2024
	$	$
Voyage and vessel	39,447	36,665
Obligation related to EU ETS	8,554	6,588
Corporate accruals	1,413	1,654
Interest	465	548
Payroll and benefits	28,037	30,213
Accrued liabilities	77,916	75,668

Obligation Related to EU ETS
As at September 30, 2025, the Company has recorded an obligation of $8.6 million related to its emissions levels (December 31, 2024 - $6.6 million), which was included as part of accrued liabilities in the unaudited consolidated balance sheets. During the three and nine months ended September 30, 2025, the Company settled $5.3 million and $6.1 million of obligations related to its 2024 emissions, respectively. During the three and nine months ended September 30, 2025, the Company also recognized expenses related to EU ETS of $3.4 million and $8.2 million (2024 - $1.5 million and $4.8 million), respectively, as part of voyage expenses in the unaudited consolidated statements of income.

Other Long-Term Liabilities	As at
	September 30, 2025	December 31, 2024
	$	$
Freight tax provision (note 17)	33,176	41,404
Office lease liability - long term	8,046	8,698
Defined contribution pension liability	4,648	5,091
Other	531	1,467
Other long-term liabilities	46,401	56,660
9.    Long-Term Debt
As at September 30, 2025, the Company had one revolving credit facility (or the 2023 Revolver), which, as at such date, provided for aggregate borrowings of up to $201.0 million (December 31, 2024 - $254.0 million), of which $201.0 million (December 31, 2024 - $254.0 million) was undrawn. The 2023 Revolver matures in May 2029, and interest payments are based on the Secured Overnight Financing Rate (or SOFR) plus a margin of 2.00%, which, if the 2023 Revolver had been drawn, would have resulted in an interest rate of 6.1% as of September 30, 2025 (December 31, 2024 - 6.3%). As of September 30, 2025, the total amount available under the 2023 Revolver was scheduled to decrease by $29.3 million (remainder of 2025), $57.2 million (2026), $49.7 million (2027), $43.3 million (2028) and $21.5 million (2029). As of September 30, 2025, the 2023 Revolver was collateralized by 17 of the Company's vessels, together with other related security.

The 2023 Revolver requires the Company to maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility. This requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should this ratio drop below the required amount, the lenders may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at September 30, 2025, the hull coverage ratio for the 2023 Revolver was not applicable due to no balance being drawn. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5% of the Company's total consolidated debt. As at September 30, 2025, the Company was in compliance with all covenants in respect of the 2023 Revolver.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
10.    Operating Leases
The Company charters-in vessels from other vessel owners on time charter-in contracts, whereby the vessel owner provides use and technical operation of the vessel for the Company, and also on bareboat-in contracts, whereby the registered owner provides the vessel to the Company during which the Company is entirely responsible for the operation of the vessel, including technical services and the crew required for operation. Time charter-in contracts and bareboat-in contracts are typically for a fixed period of time, although in certain cases the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. Under time charter-in contracts, the Company is generally not required to pay the daily hire rate during periods the vessel is not able to operate, whereas this does not generally apply to bareboat-in contracts.
As at September 30, 2025, minimum commitments to be incurred by the Company under time charter-in contracts and bareboat-in contracts were approximately $9.9 million (remainder of 2025), $24.9 million (2026), $15.1 million (2027), $8.5 million (2028), and $7.4 million (2029).
11.    Fair Value Measurements
For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see "Item 18 – Financial Statements: Note 12" to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2024.
The following table includes the estimated fair value, carrying value and categorization using the fair value hierarchy of those assets and liabilities that are measured at their estimated fair value on a recurring and non-recurring basis, as well as certain financial instruments that are not measured at fair value on a recurring basis.

		September 30, 2025		December 31, 2024
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $
Recurring:
Cash, cash equivalents and restricted cash (note 19)	Level 1	765,474	765,474	515,561	515,561
Short-term investments	Level 1	10,000	10,000	—	—
Marketable securities	Level 1	22,303	22,303	22,442	22,442
Obligation related to EU ETS (note 8) (1)	Level 1	(8,554)	(8,554)	(6,588)	(6,588)

Non-recurring:
Operating lease right-of-use assets	Level 2			11,735	11,735

Other:
Advances to equity-accounted joint venture	Level 2	—	—	380	Note (2)
(1)As at September 30, 2025, the Company has recorded an obligation related to EU ETS for $8.6 million (December 31, 2024 - $6.6 million) which was included as part of accrued liabilities in the unaudited consolidated balance sheets. This amount can include an accrual representing the difference between the total emissions liability and the carrying value of the EUAs held as at the end of the reporting period. The fair value of the accrual is estimated using the fair market value of an EUA that is traded on a regulated energy exchange at the end of the reporting period. As at September 30, 2025, an accrual of $0.2 million was made as the carrying value of the EUAs held was less than the total emissions liability (December 31, 2024 - $0.7 million).
(2)The advances to its equity-accounted joint venture, together with the Company’s investment in the equity-accounted joint venture, form the net aggregate carrying value of the Company’s interests in the equity-accounted joint venture in these unaudited consolidated financial statements. In August 2025, the Company completed the acquisition of the VLCC that was owned through the equity-accounted joint venture, at which time the equity-accounted joint venture used the proceeds to pay off certain outstanding obligations, including the Company's advances to its equity-accounted joint venture. As at December 31, 2024, the fair values of the individual components of such aggregate interests were not determinable.
The Company is exposed to credit loss in the event of non-performance by the financial institutions where its cash, cash equivalents and short-term investments are held. In order to minimize credit risk, the Company only places deposits and short-term investments with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent practical, cash deposits and short-term investments are held by and entered into with, as applicable, different counterparties to reduce concentration risk.
The Company's investment in marketable securities is exposed to equity price fluctuations that could have an impact on the fair value of the investment.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
12.    Share Capital and Equity-Based Compensation
The authorized share capital of the Company at September 30, 2025 was 100.0 million preference shares (December 31, 2024 - 100.0 million shares), with a par value of $0.01 per share (December 31, 2024 - $0.01 per share), 485.0 million Class A common shares (December 31, 2024 - 485.0 million shares), with a par value of $0.01 per share (December 31, 2024 - $0.01 per share), and 100.0 million Class B common shares (December 31, 2024 - 100.0 million shares), with a par value of $0.01 per share (December 31, 2024 - $0.01 per share). A Class A common share entitles the holder to one vote per share while a Class B common share entitles the holder to five votes per share, subject to a 49% aggregate Class B common share voting power maximum. As of September 30, 2025, the Company had 29,912,967 Class A common shares (December 31, 2024 – 29,734,640), 4,625,997 Class B common shares (December 31, 2024 – 4,625,997) and no preference shares (December 31, 2024 – nil) issued and outstanding.

During the three and nine months ended September 30, 2025, the Company recognized $0.5 million and $3.3 million (2024 - $0.3 million and $3.1 million), respectively, of expenses related to restricted stock units in general and administrative expenses. During the nine months ended September 30, 2025, a total of 27,223 restricted stock units (2024 - 138,358) with a market value of $1.2 million (2024 - $9.2 million) vested and 15,483 (2024 - 84,117) shares of Class A common stock, net of withholding taxes, were concurrently issued to the grantees.
13.    Related Party Transactions
a.The Company's operations are conducted in part by its subsidiaries, which receive services from Teekay Services Limited (or the Manager) and certain affiliates, which were previously owned by Teekay and were subsequently acquired by the Company as part of the Company's acquisition of the Acquired Operations on December 31, 2024. The Manager provides various services under a long-term management agreement (or the Management Agreement), as disclosed below. Subsequent to the Company's acquisition of the Acquired Operations, any services provided by the Manager to the Company are eliminated on consolidation and not disclosed in the Company's consolidated financial statements. In addition to the Management Agreement, the Company and its subsidiaries have entered into management services agreements with Teekay and its affiliates pursuant to which the Manager provides services to Teekay and its affiliates in return for a management fee paid to the Manager by Teekay. Amounts (paid) received by the Company for related party transactions for the periods indicated below were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Transaction fee related to the sale of certain vessels (i)	(700)	—	(1,740)	—
Management fee revenues (ii)	537	—	1,709	—
Entities under Common Control (note 3)
Strategic and administrative service fees (iii)	—	(8,355)	—	(29,031)
Management fee revenues (ii)	—	1,808	—	6,664
Vessel operating expenses - technical management fee (iv)	—	—	—	(155)
(i)The Company pays a transaction fee to Teekay upon the sale of vessels that were previously owned by Tanker Investments Ltd., which the Company acquired in 2017. This fee is equal to 1.0% of the aggregate consideration payable to the Company pursuant to a sale contract. During the three and nine months ended September 30, 2025, this fee was related to the sale of two vessels and five vessels, respectively.
(ii)The Company receives management fees from Teekay for time spent on Teekay matters by employees of the Company.
(iii)The Manager’s strategic and administrative service fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses in the Company’s consolidated statements of income. The Company’s executive officers are employees of the Entities under Common Control, and their compensation (other than any awards under the Company’s long-term incentive plan) is set and paid by the Entities under Common Control.
(iv)The cost of ship management services provided by a third party has been presented as vessel operating expenses on the Company's unaudited consolidated statements of income. The Company paid such third-party technical management fees to the Manager in relation to certain vessels previously owned by Tanker Investments Ltd.
b.Teekay and its subsidiaries may collect certain cash receipts and remit payments for certain expenses incurred by the Company. Such amounts, which are presented on the Company's unaudited consolidated balance sheets in "due from affiliates" or "due to affiliates", as applicable, are without interest or stated terms of repayment.

c.In August 2025, the Company acquired one 2013-built VLCC from the Company's 50/50 owned High-Q joint venture for a purchase price of $63.0 million. The transaction was completed with terms that were considered to be at arm's length and reflective of fair market value. As of September 30, 2025, no amounts were payable to or receivable from the High-Q joint venture related to this transaction.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
14.    Vessel Sales and Write-down of Assets
During the three months ended September 30, 2025, the Company completed the sales of three Suezmax tankers for a total price of $97.0 million, with the Company recognizing an aggregate gain on sales of $25.9 million.
During the nine months ended September 30, 2025, the Company completed the sales of seven Suezmax tankers and two Aframax / LR2 tankers for a total price of for $279.5 million, with the Company recognizing an aggregate gain on sales of $78.7 million.
In June 2025 and July 2025, the Company agreed to sell one Aframax / LR2 tanker and one Suezmax tanker, respectively, for a total price of $61.5 million, and both tankers and their related bunker and lube oil inventories were classified as held for sale as at September 30, 2025 (see note 21).
During the nine months ended September 30, 2025, the Company recorded a write-down of $0.8 million on its operating lease right-of-use assets, which were written-down to their estimated fair values based on prevailing charter rates for comparable periods, due to a reduction in these charter rates.
During the nine months ended September 30, 2024, the Company completed the sale of one Aframax / LR2 tanker for $23.5 million, with the Company recognizing a gain on sale of $11.6 million.
15.    Restructuring Charges
During the nine months ended September 30, 2025, the Company recorded restructuring charges of $5.6 million, which relate to the severance costs resulting from the termination of a management contract related to the Company's Australian operations. The severance costs are fully recoverable from the customer, and the recovery is presented in revenues (note 4).
During the three and nine months ended September 30, 2024, the Company incurred restructuring charges of $5.6 million related to changes made to its senior management team.
16.    Other Income
The components of other income are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Foreign exchange gain	80	144	542	1,980
Unrealized gain (loss) on marketable securities	4,575	—	(536)	—
Realized gain on marketable securities (1)	210	—	210	—
Other (expense) income (2)	(31)	870	203	298
Total	4,834	1,014	419	2,278
(1)    Realized gain on the sale of marketable securities reflects the difference between the sale proceeds and the cost of the marketable securities.
(2)    Includes $1.4 million related to the premiums paid in relation to the repurchase of certain vessels previously under sale-leaseback arrangements during the nine months ended September 30, 2024.
17.    Income Tax Recovery (Expense)
The components of the provision for income tax recovery (expense) are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Current	2,446	(810)	3,126	(2,049)
Deferred	(115)	353	107	650
Income tax recovery (expense)	2,331	(457)	3,233	(1,399)

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities in the Company's unaudited consolidated balance sheets:

	Nine Months Ended September 30,
	2025 $	2024 $
Balance as at January 1	41,404	47,813
Increases for positions related to the current year	859	1,695
Increases for positions related to prior years	3,567	5,448
Decreases for positions taken in prior years	—	(3,303)
Decreases related to expiry of limitation period	(13,750)	(6,730)
Foreign exchange loss (gain)	1,096	(1,455)
Balance as at September 30	33,176	43,468
Included in the Company's current income tax recovery (expense) are provisions for uncertain tax positions relating to freight taxes. Positions relating to freight taxes can vary each period depending on the trading patterns of the Company's vessels.
The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.
18.    Earnings Per Share
The net income available for common shareholders and earnings per common share are presented in the table below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Net income	92,079	61,533	230,725	321,546

Weighted average number of common shares - basic (1)	34,669,842	34,496,757	34,578,409	34,381,247
Dilutive effect of stock-based awards	161,419	268,251	167,985	325,570
Weighted average number of common shares - diluted	34,831,261	34,765,008	34,746,394	34,706,817

Earnings per common share:
– Basic	2.66	1.78	6.67	9.35
– Diluted	2.64	1.77	6.64	9.26
(1)     Includes unissued common shares related to non-forfeitable stock-based compensation.
Stock-based awards that have an anti-dilutive effect on the calculation of diluted earnings per common share are excluded from this calculation. In the periods where a loss attributable to shareholders has been incurred, all stock-based awards are anti-dilutive. For the three and nine months ended September 30, 2025, a total of 3,389 and 3,888 restricted stock units, respectively, had anti-dilutive effects on the calculation of diluted earnings per common share. For the three and nine months ended September 30, 2024, nil restricted stock units had anti-dilutive effects on the calculation of diluted earnings per common share. For the three and nine months ended September 30, 2025 and 2024, there were no options that had an anti-dilutive effect on the calculation of diluted earnings per common share.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
19.    Supplemental Cash Flow Information
Total cash and cash equivalents and restricted cash are as follows:

	As at	As at	As at	As at
	September 30, 2025	December 31, 2024	September 30, 2024	December 31, 2023
	$	$	$	$
Cash and cash equivalents	764,670	511,888	498,845	391,464
Restricted cash – current (1)	804	3,673	667	691
	765,474	515,561	499,512	392,155
(1)    The Company maintains restricted cash deposits for the purpose of entering into forward freight agreements (or FFAs) and for the purpose of acquiring EUAs (see note 7). As at September 30, 2025, the Company was not committed to any FFAs.
The Company entered into new operating leases or extended existing operating leases, primarily for in-chartered vessels, which resulted in the recognition of additional operating lease right-of-use assets and operating lease liabilities each in the amount of $3.5 million and $8.4 million during the nine months ended September 30, 2025 and September 30, 2024, respectively. The addition to both balances had no cash impact.
20.     Commitments and Contingencies
a)Liquidity
Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of these unaudited consolidated financial statements. Based on the Company's liquidity as at the date these unaudited consolidated financial statements were issued, and from the expected cash flows from the Company's operations over the following year, the Company estimates that it will have sufficient liquidity to meet its minimum liquidity requirements under its financial covenants and to continue as a going concern for at least a one-year period following the issuance of these unaudited consolidated financial statements.
b)Legal Proceedings and Claims
The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

c)Other
The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.
21.     Subsequent Events
a.In October 2025, the Company completed the sales of one Suezmax tanker and one Aframax / LR2 tanker for a total price of $61.5 million. Both vessels and their related bunker and lube oil inventories were classified as held for sale in the unaudited consolidated balance sheet as at September 30, 2025 (see note 14).
b.In October 2025, the Company's Board of Directors declared a fixed quarterly cash dividend in the amount of $0.25 per outstanding common share for the quarter ended September 30, 2025. The dividend is payable on November 21, 2025 to all of Teekay Tankers Ltd.'s shareholders of record on November 10, 2025.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
September 30, 2025
PART I - FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in "Item 1 – Financial Statements" of this Report on Form 6-K and with our audited consolidated financial statements contained in "Item 18 – Financial Statements" and "Management’s Discussion and Analysis of Financial Condition and Results of Operations" in "Item 5 – Operating and Financial Review and Prospects" of our Annual Report on Form 20-F for the year ended December 31, 2024.

OVERVIEW
Our primary business is to own and operate crude oil and product tankers, and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and full service lightering (or FSL) contracts to reduce potential downside risks. Our mix of vessels trading in the spot market or subject to fixed-term time charters will change from time to time. In addition to our core business, we also provide operational and maintenance marine services and ship-to-ship (or STS) support services, along with our tanker commercial management and technical management operations. As at September 30, 2025, our fleet consisted of 41 vessels, including six chartered-in vessels. The following table summarizes our fleet as at September 30, 2025:

	Owned Vessels	Chartered-in Vessels	Total
Fixed-rate:
Total Fixed-Rate Fleet (1)	—	—	—

Spot-rate:
Suezmax Tankers (2)(3)	18	1	19
Aframax Tankers / LR2 Product Tankers (4)(5)	16	2	18
Very Large Crude Carrier (or VLCC) Tanker (6)	1	—	1
Total Spot Fleet (7)	35	3	38
STS Support and Bunker Tanker Vessels (8)	—	3	3
Total Teekay Tankers Fleet	35	6	41
(1)Excludes one owned Suezmax tanker and one owned Aframax / LR2 tanker for which time charter-out contracts were entered into by us in September 2025 and commenced in October 2025. Excludes one owned Aframax / LR2 tanker for which a time charter-out contract was entered into by us in October 2025 and is expected to commence in November 2025.
(2)Includes one owned Suezmax tanker for which an agreement was put in place in July 2025 to sell the vessel. The tanker was delivered to its purchaser in October 2025 and is classified as held for sale as at September 30, 2025.
(3)One Suezmax tanker is time chartered-in for a period of 54 months expiring in June 2027 with an option to extend for one year.
(4)Includes one owned Aframax / LR2 tanker for which an agreement was put in place in June 2025 to sell the vessel. The tanker was delivered to its purchaser in October 2025 and is classified as held for sale as at September 30, 2025.
(5)One Aframax / LR2 tanker is time chartered-in for a period expiring in February 2026 with an option to extend for one year. One 2023-built Aframax / LR2 tanker is time chartered-in for a period expiring in January 2030 with three one-year extension option periods and a purchase option at the end of the second extension option period.
(6)In August 2025, we completed the acquisition of the VLCC from our 50/50 joint venture. As at September 30, 2025, the VLCC was trading on spot voyage charters in a pooling arrangement managed by a third party.
(7)As at September 30, 2025, a total of 35 of our owned and chartered-in vessels, as well as two vessels not in our fleet and owned by third parties, were subject to revenue sharing agreements (or RSAs).
(8)Includes one bunker tanker which we chartered-in for a period expiring in May 2029. This bunker tanker is also chartered-out by us for the same corresponding period.
ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2024.

SIGNIFICANT DEVELOPMENTS IN 2025
Global Tariffs and Trade

During 2025, the U.S. administration has announced and taken actions to implement new or increased tariffs on foreign imports, which has resulted or may result in retaliatory tariffs being levied on certain U.S. goods and commodities and which may trigger trade wars. This activity has disrupted global markets, resulting in an increase in general global economic uncertainty, including an increased risk of economic recessions. As a result of this rapidly changing and unpredictable geopolitical climate, the shipping industry is experiencing uncertainty as to future vessel demand, trade routes, rates and operating costs.

Increased U.S. and Chinese Port Fees

In April 2025, the Office of the U.S. Trade Representative (or USTR) announced that, commencing October 14, 2025, additional port docking fees will apply to Chinese-built vessels and to Chinese-owned or operated vessels that dock at U.S. ports. Chinese vessel owners and operators are subject to fees starting at $50 per net ton and increasing annually to $140 per net ton in April 2028. Non-Chinese operators using Chinese-built vessels are subject to fees starting at $18 per net ton and increasing to $33 per net ton in April 2028. The U.S. port fees are subject to certain exclusions and limitations. As of October 15, 2025, a total of 16 of our tankers were built in China.

On October 10, 2025, the Chinese Ministry of Transport announced retaliatory Chinese port fee measures that also took effect on October 14, 2025 and which closely mirror many of the USTR measures. The new fees will apply to, among others, U.S.-built or flagged vessels and U.S.-owned or operated vessels that dock at Chinese ports. The measures specifically apply to vessels owned or operated by entities in which U.S. entities or individuals directly or indirectly hold 25% or more of the equity, voting rights or board seats. U.S. vessel owners and operators are subject to fees starting at RMB400 (approximately $56) per net tonne and increasing annually to RMB1,120 per net tonne in April 2028. The Chinese port fees are subject to certain exclusions and limitations.

On October 30, 2025, the U.S. and China agreed to suspend their new port fees measures for one year. If the new U.S. and Chinese port fees become effective in the future, these fees may: redirect trading patterns and port calls of U.S. and Chinese-related tankers, potentially affecting competitive dynamics, utilization and rates within subsets of the tanker industry; affect the chartering decisions of customers, depending upon the allocation of the additional costs between owners and charterers of applicable vessels; lead to restructuring steps by affected companies; and adversely affect our business and operating results. As there remains uncertainty about whether the port fees measures will be implemented in the future and about how they will be interpreted and enforced, we currently are unable to determine with certainty the impact these additional fees will have on us, our business and operations, or our industry.

Vessel Sales

During the first quarter of 2025, we entered into agreements to sell four Suezmax tankers and two Aframax / LR2 tankers for a total price of $182.5 million, which resulted in an aggregate gain on sales of $52.9 million during the nine months ended September 30, 2025. These six tankers were delivered to their purchasers during February 2025, March 2025, April 2025, and May 2025.

During the second and third quarters of 2025, we entered into agreements to sell four Suezmax tankers and one Aframax / LR2 tanker, for a total price of $158.5 million. Three of the Suezmax tankers were delivered to their purchasers during August 2025 and September 2025, and we recognized a gain on sales of $25.9 million relating to these three tankers during the three and nine months ended September 30, 2025. The remaining two tankers were delivered to their purchasers in October 2025. Both of these tankers and their related bunker and lube oil inventories were classified as held for sale as at September 30, 2025.

Vessel Acquisitions

In May 2025, we completed the acquisition of one 2019-bulit Aframax / LR2 tanker for a purchase price of $63.0 million.

In July 2025, we completed the purchase of one 2017-built Suezmax tanker for a purchase price of $64.3 million.

In August 2025, we completed the purchase of one 2013-built VLCC, which was previously owned through our 50/50 joint venture, for a purchase price of $63.0 million. Upon completion of the purchase of this VLCC, the tanker continues to trade on spot voyage charters in a pool managed by a third party. In addition, in August 2025, the joint venture fully repaid a $15.0 million outstanding loan balance with a financial institution. The first-priority mortgage associated with this loan and our guarantee on 50% of the outstanding loan balance were both terminated subsequent to the loan repayment.

Time Chartered-in Vessels

During the first and third quarters of 2025, two chartered-in Aframax / LR2 tanker were redelivered to their owners following the expiry of their time chartered-in contracts.

Time Chartered-out Vessels

The time charter-out contract of one Aframax / LR2 tanker expired in May 2025, at which time the tanker was delivered back to us and has subsequently been trading in the spot market.

During September 2025 and October 2025, we entered into time charter-out contracts for two Aframax / LR2 tankers for terms between 12 months and 18 months at an average rate of $33,275 per day with scheduled commencement dates in the fourth quarter of 2025.

During September 2025, we entered into a time charter-out contract for a Suezmax tanker for a term of 12 months at a rate of $42,500 per day with commencement at the beginning of October 2025.

Distribution from Equity-Accounted Joint Venture

During the third quarter of 2025, we received a cash distribution from our 50/50 joint venture in the amount of $25.6 million, of which $0.4 million was used to fully repay our advances to the joint venture. The net cash distribution of $25.2 million was $8.3 million in excess of the $16.9 million carrying amount of our investment in the equity-accounted joint venture, which had been previously written down by $11.6 million at the end of 2021 to its fair value at that time. Upon our receipt of the cash distribution, we reduced the investment balance to nil and recognized the excess amount of $8.3 million as part of equity income and gain on distribution from equity-accounted investment in our unaudited consolidated statements of income. As at September 30, 2025, the joint venture no longer had any operational activities and is expected to be unwound during the first half of 2026.

Special Cash Dividend Declaration

In May 2025, our Board of Directors declared a special cash dividend of $1.00 per common share. This dividend was paid in May 2025.
RESULTS OF OPERATIONS
In accordance with GAAP, we report gross revenues in our unaudited consolidated statements of income and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated time-charter equivalent (or TCE) rates, which represent net revenues (or income from operations before vessel operating expenses, charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges), which includes voyage expenses, divided by revenue days; in addition, industry analysts typically measure bulk shipping freight and hire rates in terms of TCE rates. This is because under time charter-out contracts, the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates (both of which are non-GAAP financial measures) where applicable.
The results of operations that follow have been divided into (a) tankers, which consists of the operation of all of our Suezmax, Aframax / LR2 and VLCC tankers (including the operations from those of our tankers employed on full service lightering contracts), and our U.S. based ship-to-ship support service operations (including our lightering support services provided as part of full service lightering operations); and (b) marine services and other, which consists of operational and maintenance marine services provided to the Australian government, Australian energy companies and other third parties, as well as management services provided to Teekay and third parties.

As a result of our acquisition on December 31, 2024 of Teekay Corporation Ltd.'s (or Teekay's) Australian operations and all of Teekay’s management service companies not previously owned by us, including the transfer to us of Teekay’s supplemental retirement defined contribution plan liability, which relates to the management service companies included in the acquisition (collectively, the Acquired Operations), all information related to these operating results for the periods prior to the respective dates the interests in the businesses were acquired by us, and during which we and the applicable businesses were under common control of Teekay, are retroactively adjusted or recast to include the results of the Acquired Operations and are collectively referred to as the “Entities under Common Control”.
Summary

Our consolidated income from operations was $198.8 million for the nine months ended September 30, 2025, compared to $307.3 million in the same period last year. The primary reasons for this decrease in income are as follows:
•a decrease of $116.3 million as a result of lower overall average realized spot TCE rates earned by our Suezmax tankers and Aframax / LR2 tankers in the first three quarters of 2025 compared to the same period in the prior year;

•a decrease of $54.1 million due to the sales of four Aframax / LR2 tankers and eight Suezmax tankers between the start of the first quarter of 2024 and the end of the third quarter of 2025; and

•a decrease of $18.5 million due to the redeliveries of five chartered-in tankers to their owners between the start of the third quarter of 2024 and the end of the third quarter of 2025;

partially offset by:

•an increase of $67.2 million due to the gain on sales of seven Suezmax tankers and two Aframax / LR2 tankers in the first three quarters of 2025 compared to the gain on sale of one Aframax / LR2 tanker in the first quarter of 2024;

•an increase of $7.0 million due to fewer off-hire days and lower off-hire bunker expenses during the first three quarters of 2025, primarily related to fewer scheduled dry dockings compared to the same period in the prior year; and

•an increase of $5.0 million due to the acquisition of two Aframax / LR2 tankers, one Suezmax tanker, and one VLCC tanker between the start of the third quarter of 2024 and the end of the third quarter of 2025.

Details of the changes to our results of operations for the three and nine months ended September 30, 2025, compared to the three and nine months ended September 30, 2024, are provided below.

Three and Nine Months Ended September 30, 2025 versus Three and Nine Months Ended September 30, 2024

Tankers - Operating Results

We own and operate crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time charters that are priced on a spot market basis or are short-term, fixed-rate contracts (which have original terms of less than one year), including those employed on FSL contracts. In addition, we provide STS support services, along with our tanker commercial management and technical management services.
The following table presents the Tankers' operating results for the three and nine months ended September 30, 2025 and 2024, and includes a comparison of net revenues(1), a non-GAAP financial measure, for those periods to income from operations, the most directly comparable GAAP financial measure:

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands of U.S. Dollars, except percentage changes)	2025	2024	% Change	2025	2024	% Change
Revenues	197,919	243,278	(18.6)%	596,073	878,211	(32.1)%
Voyage expenses	(82,708)	(93,984)	(12.0)%	(248,213)	(310,612)	(20.1)%
Net revenues(1)	115,211	149,294	(22.8)%	347,860	567,599	(38.7)%

Vessel operating expenses	(32,086)	(38,091)	(15.8)%	(100,276)	(113,942)	(12.0)%
Charter hire expenses	(9,056)	(18,465)	(51.0)%	(33,836)	(57,651)	(41.3)%
Depreciation and amortization	(20,932)	(23,445)	(10.7)%	(65,116)	(69,136)	(5.8)%
General and administrative expenses	(11,146)	(10,876)	2.5%	(35,363)	(38,678)	(8.6)%
Gain on sale and write down of assets	25,890	—	—%	77,948	11,601	571.9%
Restructuring charges	—	(5,952)	(100.0)%	—	(5,952)	(100.0)%
Income from operations	67,881	52,465	29.4%	191,217	293,841	(34.9)%

Equity income (loss) and gain on distribution from equity-accounted investment	8,728	(121)	n/m	9,617	2,152	346.9%
(1)This is a non-GAAP financial measure. Please refer to "Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Financial Measure" for a definition and reconciliation of this non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP.
Net Revenues. Net revenues were $115.2 million and $347.9 million for the three and nine months ended September 30, 2025, respectively, compared to $149.3 million and $567.6 million for the same periods in the prior year.
The net decreases for the three and nine months ended September 30, 2025 compared to the same periods in the prior year were primarily the result of:

•net decreases of $35.4 million and $108.1 million for the three and nine months ended September 30, 2025, respectively, due to the sales of eight Suezmax tankers and four Aframax / LR2 tankers between the start of the first quarter of 2024 and the end of third quarter of 2025, as well as the redeliveries of five chartered-in tankers to their owners between the start of the third quarter of 2024 and the end of the third quarter of 2025, partially offset by the acquisition of two Aframax / LR2 tankers, one Suezmax tanker, and one VLCC tanker between the start of the third quarter of 2024 and the end of the third quarter of 2025;

•decreases of $3.3 million and $116.3 million for the three and nine months ended September 30, 2025, respectively, due to lower overall average realized spot rates earned by our Suezmax tankers and Aframax / LR2 tankers compared to the same periods in the prior year;

•decreases of $1.9 million and $3.8 million for the three and nine months ended September 30, 2025, respectively, primarily due to certain vessels returning from time charter-out contracts at various times and earning a lower average rate compared to the previous rate;

•a decrease of $1.9 million for the nine months ended September 30, 2025 due to one fewer calendar day compared to the same period in the prior year; and

•a decrease of $1.2 million for the nine months ended September 30, 2025 due to lower bunker commissions earned and lower revenues earned from our responsibilities in employing the vessels subject to RSAs compared to the same periods in the prior year;

partially offset by:

•increases of $5.6 million and $7.0 million for the three and nine months ended September 30, 2025, respectively, due to fewer off-hire days and lower off-hire bunker expenses related to the timing of dry dockings compared to the same periods in the prior year; and

•increases of $1.1 million and $4.8 million for the three and nine months ended September 30, 2025, respectively, due to higher revenues related to certain STS support service activities and a higher volume of operational jobs compared to the same periods in the prior year.

Vessel Operating Expenses. Vessel operating expenses were $32.1 million and $100.3 million for the three and nine months ended September 30, 2025, respectively, compared to $38.1 million and $113.9 million for the same periods in the prior year.

The net decreases for the three and nine months ended September 30, 2025 compared to the same periods in the prior year were primarily the result of:

•net decreases of $4.6 million and $10.1 million for the three and nine months ended September 30, 2025, respectively, resulting from the sales of eight Suezmax tankers and four Aframax / LR2 tankers between the start of the first quarter of 2024 and the end of the third quarter of 2025, partially offset by the acquisition of two Aframax / LR2 tankers, one Suezmax tanker and one VLCC tanker between the start of the third quarter of 2024 and the end of the third quarter of 2025; and

•decreases of $1.8 million and $2.5 million for three and nine months ended September 30, 2025, respectively, resulting from lower repair and maintenance related expenditures during the first three quarters of 2025.

Charter Hire Expenses. Charter hire expenses were $9.1 million and $33.8 million for the three and nine months ended September 30, 2025, respectively, compared to $18.5 million and $57.7 million for the same periods in the prior year.

The net decreases for the three and nine months ended September 30, 2025 compared to the same periods in the prior year were primarily the result of:

•decreases of $9.5 million and $24.3 million for the three and nine months ended September 30, 2025, respectively, resulting from the redeliveries of five chartered-in tankers to their owners between the start of the third quarter of 2024 and the end of the third quarter of 2025; and

•decreases of $0.3 million and $1.8 million for the three and nine months ended September 30, 2025, respectively, due to the impairments of operating lease right-of-use assets related to three chartered-in vessels between the start of the fourth quarter of 2024 and the end of the first quarter of 2025;

partially offset by:

•increases of $0.2 million and $2.3 million for the three and nine months ended September 30, 2025, respectively, resulting from an increase in the daily hire rate for one Aframax / LR2 tanker and two STS support vessels after extending their chartered-in contracts during the second quarter of 2024 and the third quarter of 2025.

Depreciation and Amortization. Depreciation and amortization was $20.9 million and $65.1 million for the three and nine months ended September 30, 2025, respectively, compared to $23.4 million and $69.1 million for the same periods in the prior year. The net decreases were primarily due to the sales of eight Suezmax tankers and three Aframax / LR2 tankers between the start of the fourth quarter of 2024 and the end of the third quarter of 2025, as well as the classification of one Aframax / LR2 tanker and one Suezmax tanker as held for sale as at the end of the second quarter of 2025, partially offset by the acquisitions of two Aframax / LR2 tankers, one Suezmax tanker and one VLCC tanker between the start of the third quarter of 2024 and the end of the third quarter of 2025, as well as the dry docks of certain vessels that are subject to a shorter amortization period compared to the previous dry docks.

General and Administrative Expenses. General and administrative expenses were $11.1 million and $35.4 million for the three and nine months ended September 30, 2025, respectively, compared to $10.9 million and $38.7 million for the same periods in the prior year. The decrease for the nine months ended September 30, 2025 compared to the same period in the prior year was primarily due to lower expenditures related to compensation, benefits and payroll taxes, partly resulting from organizational changes made during the second half of 2024.
Gain on Sale and Write-Down of Assets. The gain on sale and write-down of assets of $25.9 million and $77.9 million for the three and nine months ended September 30, 2025, respectively, were related to:

•the sales of three Suezmax tankers, which resulted in an aggregate gain on sales of $25.9 million during the three and nine months ended September 30, 2025, as well as the sales of four Suezmax and two Aframax / LR2 tankers, which resulted in an aggregate gain on sales of $52.8 million during the nine months ended September 30, 2025;

partially offset by:

•the impairment recorded for two of our operating lease right-of-use assets resulting from a decline in the prevailing short-term time-charter rates, which resulted in a write-down of $0.8 million during the nine months ended September 30, 2025.

The gain on sale of assets of $11.6 million for the nine months ended September 30, 2024 was related to the sale of one Aframax / LR2 tanker in February 2024.
Restructuring Charges. Restructuring charges of $6.0 million for the three and nine months ended September 30, 2024 were related to changes made to our senior management team.
Equity Income (Loss) and Gain on Distribution from Equity-accounted Investment. Equity income and gain on distribution from equity-accounted investment were $8.7 million and $9.6 million for the three and nine months ended September 30, 2025, respectively, compared to an equity loss of $0.1 million and equity income of $2.2 million for the same periods in the prior year. The changes were primarily due to a $8.3 million gain on distribution received from the equity-accounted joint venture in the third quarter of 2025, lower depreciation expense during the three months ended September 30, 2025, as well as lower spot rates realized by our VLCC during the nine months ended September 30, 2025. The VLCC tanker that was previously owned through our 50/50 joint venture was purchased by us in August 2025 and continues to trade in a third-party managed VLCC pooling arrangement.

Tanker Market
Mid-size crude tanker spot rates improved counter-seasonally during the third quarter of 2025. An increase in global oil supply due to the unwinding of OPEC+ supply cuts and rising production in the Atlantic basin led to a sharp increase in global seaborne crude trade volumes during September to the highest level since early 2020. Rates were further boosted by an increase in long-haul crude oil movements between the Atlantic and Pacific basins, particularly in the Suezmax and VLCC segments.

With OPEC+ expected to continue to unwind supply cuts through at least November, we expect global seaborne trade volumes to increase further during the fourth quarter. In addition, tighter sanctions against Russia, including the recent announcement of U.S. sanctions against Russian oil producers Rosneft and Lukoil, are expected to introduce more trading inefficiencies while also pushing more seaborne trade volumes onto the compliant fleet as refiners, particularly in India, may look to reduce their purchasing of Russian oil and replace with barrels from non-sanctioned sources. We believe these factors, coupled with normal seasonal weather delays, could support a firm tanker market through the winter months.

Looking ahead, global oil demand is projected to increase by 1.1 million barrels per day (or mb/d) in 2026(1). Demand could be further supported by low oil prices, a weaker U.S. dollar, and an expected surplus of oil production relative to demand which could lead to a replenishment of global oil inventories. Tanker newbuild deliveries are set to increase in 2026, although the orderbook is stable at 16% of the existing fleet size delivering over the next three years, which is in line with long-term average levels(2). The average age of the global tanker fleet currently stands at 13.2 years, which is the highest since the 1990s(2).
While the medium-term tanker market outlook appears well balanced, there are a number of geopolitical uncertainties which could influence the direction of the tanker market depending on how they unfold. These factors include, among others:

•The outcome of the war in Ukraine and of related existing or future economic sanctions against Russia and the fleet of ships transporting Russian oil;
•Unrest in the Middle East and the disruption of vessel transits through the Red Sea; and
•The impact of U.S. trade tariffs and counter-tariffs, including, among others, measures taken by the U.S. and China to charge port fees on ships owned, operated, and / or built by entities or individuals having specified relationships with the other country when calling at U.S. and Chinese ports.

In summary, we believe that the tanker market is set for a strong winter given expected rising seaborne trade volumes, growing trade inefficiencies due to sanctions, low global oil inventories, lower oil prices, and a weaker U.S. dollar. While fleet supply fundamentals continue to look supportive, there are a number of economic and geopolitical uncertainties that make it difficult to predict how, and along what specific timeline, things will unfold for the tanker market in the medium term.

(1)    Average of forecasts from the International Energy Agency (IEA), the US Energy Information Administration (EIA), and OPEC.
(2)    Source: Clarksons. Includes VLCC, Suezmax, Aframax, and LR2 product tankers.
Tankers - Fleet and TCE Rates
As at September 30, 2025, we owned 35 double-hulled oil and product tankers and time chartered-in two Aframax / LR2 tankers, one Suezmax tanker, one bunker tanker and two STS support vessels.
The following tables highlight the operating performance of our spot vessels (including those trading on voyage charters, in RSAs and in FSL) and our time charter-out vessels, measured in TCE rates, or net voyage per revenue day before costs to commercially manage our vessels, and off-hire bunker expenses:

	Three Months Ended September 30, 2025
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$100,106	$(41,309)	$661	$59,458	1,780	$33,404
Voyage-charter contracts - Aframax / LR2 (4)	$86,046	$(36,165)	$337	$50,218	1,628	$30,861
Voyage-charter contracts - VLCC (5)	$3,011	$(1,795)	$164	$1,380	41	$33,265
Total	$189,163	$(79,269)	$1,162	$111,056	3,449	$32,202
(1)Excludes $4.7 million of revenues related to certain bunker related activities, $3.9 million of revenues related to our STS support services operations, and $0.2 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs.
(2)Includes $0.8 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $7.7 million of revenues and $3.0 million of voyage expenses related to our Aframax / LR2 FSL operations.
(5)Includes one VLCC tanker, which was acquired by us from our 50/50 joint venture in August 2025 and is trading in a pooling arrangement managed by a third-party.

	Three Months Ended September 30, 2024
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax (4)	$114,111	$(50,447)	$1,591	$65,255	2,103	$31,024
Voyage-charter contracts - Aframax / LR2 (4)	$117,554	$(44,049)	$329	$73,834	2,058	$35,876
Time-charter out contracts - Suezmax	$3,654	$(193)	$(10)	$3,451	92	$37,513
Time charter-out contracts - Aframax / LR2	$4,531	$(11)	$—	$4,520	92	$49,123
Total	$239,850	$(94,700)	$1,910	$147,060	4,345	$33,842
(1)Excludes $2.8 million of revenues related to our STS support services operations, $0.3 million of revenues related to certain bunker related activities, and $0.3 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs.
(2)Includes $0.7 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $3.0 million of revenues and $2.4 million of voyage expenses related to our Suezmax FSL operations, and $3.4 million of revenues and $1.8 million of voyage expenses related to our Aframax / LR2 FSL operations.

	Nine Months Ended September 30, 2025
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax (4)	$311,378	$(136,093)	$1,949	$177,234	5,750	$30,824
Voyage-charter contracts - Aframax / LR2 (4)	$254,120	$(107,509)	$537	$147,148	4,899	$30,040
Voyage-charter contracts - VLCC (5)	$3,011	$(1,795)	$164	$1,380	41	$33,265
Time charter-out contracts - Aframax / LR2	$7,057	$(117)	$3	$6,943	141	$49,143
Total	$575,566	$(245,514)	$2,653	$332,705	10,831	$30,718
(1)Excludes $13.4 million of revenues related to our STS support services operations, $6.5 million of revenues related to certain bunker related activities, and $0.7 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs.
(2)Includes $2.9 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.

(4)Includes $19.3 million of revenues and $8.3 million of voyage expenses related to our Aframax / LR2 FSL operations, and $11.4 million of revenues and $7.5 million of voyage expenses related to our Suezmax FSL operations.
(5)Includes one VLCC tanker, which was acquired by us from our 50/50 joint venture in August 2025 and is trading in a pooling arrangement managed by a third-party.

	Nine Months Ended September 30, 2024
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax (4)	$431,355	$(165,501)	$2,948	$268,802	6,514	$41,264
Voyage-charter contracts - Aframax / LR2 (4)	$417,225	$(148,428)	$955	$269,752	6,297	$42,838
Time charter-out contracts - Suezmax	$10,777	$(512)	$(9)	$10,256	274	$37,513
Time charter-out contracts - Aframax / LR2	$7,578	$(72)	$5	$7,511	154	$48,748
Total	$866,935	$(314,513)	$3,899	$556,321	13,239	$42,022
(1)Excludes $8.5 million of revenues related to our STS support services operations, $1.6 million of revenues related to certain bunker related activities, and $1.1 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs.
(2)Includes $3.9 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $36.2 million of revenues and $16.1 million of voyage expenses related to our Aframax / LR2 FSL operations, and $6.3 million of revenues and $3.6 million of voyage expenses related to our Suezmax FSL operations.

Marine Services and Other - Operating Results
As part of our Australian operations, we provide marine services to the Australian government, energy companies and other third parties. Our marine services business in Australia provides operations, supply, maintenance and engineering support, as well as crewing and training services, primarily under long-term contracts with the Commonwealth of Australia, for 10 Australian government-owned vessels. In addition, we provided crewing services under a management contract, which expired in August 2025, for an FPSO unit in Western Australia and bareboat charter-in a bunker tanker which we have time chartered-out to a third party.

The following table presents the Marine Services and Other operating results for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands of U.S. Dollars, except percentage changes)	2025	2024	% Change	2025	2024	% Change
Revenues (1)	31,104	31,160	(0.2)%	97,455	92,774	5.0%
Vessel operating expenses	(28,945)	(28,552)	1.4%	(82,422)	(81,441)	1.2%
Charter hire expenses	(634)	—	—%	(1,881)	—	—%
General and administrative expenses (2)	—	715	(100.0)%	—	2,128	(100.0)%
Restructuring charges (1)	—	—	—%	(5,568)	—	—%
Income from operations	1,525	3,323	(54.1)%	7,584	13,461	(43.7)%
(1)Restructuring charges include severance costs of $5.6 million resulting from the termination of a management contract related to our Australian operations; the severance costs were fully recovered from the customer, and the recovery is presented in revenues.
(2)Includes certain services which were provided to us by the Entities under Common Control, which offset the corresponding expense we paid to the Entities under Common Control prior to our acquisition of the Acquired Operations on December 31, 2024.
Income from operations for Marine Services and Other was $1.5 million and $7.6 million for the three and nine months ended September 30, 2025, respectively, compared to $3.3 million and $13.5 million for the same periods in the prior year. The net decreases were primarily due to lower results from our operational and maintenance marine services in Australia related to higher crewing-related expenditures and a decrease in the number of vessels under management, a reduced level of management services provided to Teekay, as well as the termination of a crew management contract in August 2025, partially offset by the time charter-out of a bareboat charter-in bunker tanker that commenced in the fourth quarter of 2024.

Other Consolidated Operating Results

The following table compares our other consolidated operating results for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands of U.S. Dollars, except percentage changes)	2025	2024	% Change	2025	2024	% Change
Interest expense	(789)	(828)	(4.7)%	(2,339)	(6,674)	(65.0)%
Interest income	7,569	6,137	23.3%	20,994	17,887	17.4%
Other income	4,834	1,014	376.7%	419	2,278	(81.6)%
Income tax recovery (expense)	2,331	(457)	(610.1)%	3,233	(1,399)	(331.1)%
Interest Expense. Interest expense was $0.8 million and $2.3 million for the three and nine months ended September 30, 2025, respectively, compared to $0.8 million and $6.7 million for the same periods in the prior year. The decrease for the nine months ended September 30, 2025 was primarily due to the repurchase of eight Suezmax tankers during the first quarter of 2024, all of which were previously held under sale-leaseback arrangements.
Interest Income. Interest income was $7.6 million and $21.0 million for the three and nine months ended September 30, 2025, respectively, compared to $6.1 million and $17.9 million for the same periods in the prior year. The net increases were primarily due to higher average balances for cash and short-term investments, partially offset by a lower average interest rate.
Other income. Other income was $4.8 million and $0.4 million for the three and nine months ended September 30, 2025, respectively, compared to other income of $1.0 million and $2.3 million for the same periods in the prior year. The net increase for the three months ended September 30, 2025 was primarily due to unrealized and realized gains on marketable securities, partially offset by a recovery related to the settlement of a claim in the third quarter of 2024. The decrease for the nine months ended September 30, 2025 was primarily due to the aforementioned settlement of a claim, changes in foreign currency exchange rates related to our accrued tax and working capital balances, as well as an unrealized loss on marketable securities recognized during the first three quarters of 2025, partially offset by premiums paid during the first quarter of 2024 in relation to the repurchase of eight Suezmax tankers which were previously under sale-leaseback arrangements.
Income Tax Recovery (Expense). Income tax recovery was $2.3 million and $3.2 million for the three and nine months ended September 30, 2025, respectively, compared to income tax expense of $0.5 million and $1.4 million for the same periods in the prior year. The changes were primarily due to higher recoveries during the first three quarters of 2025 related to the expiry of the tax limitation period in certain jurisdictions, as well as changes in vessel trading activities. The results for the nine months ended September 30, 2025 include a partial offset related to the reversal of certain freight tax liabilities during the first quarter of 2024 based on an assessment of our tax position for a certain jurisdiction. For additional information, please read "Item 1 – Financial Statements: Note 17 - Income Tax Recovery (Expense)" of this report.
LIQUIDITY AND CAPITAL RESOURCES
Sources and Uses of Capital

We generate cash flows primarily from chartering out our vessels, from managing vessels for the Australian government and from providing management services to Teekay and certain third parties. We employ a chartering strategy for our tanker segment that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and FSL contracts to reduce potential downside risks. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus may impact our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. However, there can be other factors that override typical seasonality, such as global oil trade routes and tonne-mile demand being impacted by Russia's invasion of Ukraine or attacks by Houthi rebels on vessels in the Red Sea area, global trade volumes being impacted by an increase in global oil supply and production, as well as certain oil refiners diversifying their sources of crude oil imports due to tighter sanctions against Russia and buyers of Russian crude oil. While exposure to the volatile spot market is the largest potential cause for changes in our net operating cash flow from period to period, variability in our net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service, including chartered-in vessels, and vessel acquisitions or vessel dispositions, among other factors. The number of vessel dry dockings varies each period depending on vessel maintenance schedules.

Our other primary sources of cash are short-term investments, long-term bank borrowings, lease or equity financings, and the proceeds from the sales of our older vessels.

As of September 30, 2025, we have one credit facility, our 2023 Revolver, and we had no vessels subject to financing leases. Our 2023 Revolver is described in "Item 1 – Financial Statements: Note 9 - Long-Term Debt" of this report. Our 2023 Revolver contains covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. Our 2023 Revolver requires us to maintain certain financial covenants. The terms of and compliance with these financial covenants are described in further detail in "Item 1 – Financial Statements: Note 9 - Long-Term Debt" of this report. If we do not meet these financial or other covenants, the lenders may declare our obligations under the agreement immediately due and payable and terminate any further loan commitments, which depending upon our other liquidity at the time, could significantly affect our short-term liquidity requirements. As at September 30, 2025, we were in compliance with all covenants under our 2023 Revolver. Our 2023 Revolver requires us to make interest payments based on SOFR plus a margin. Depending upon the amount of our floating-rate credit facility and balance from time to time, significant increases in interest rates could adversely affect our results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. As at September 30, 2025, we were not committed to any interest rate swap agreements.

Our primary uses of cash include the payment of operating expenses, dry-docking expenditures, costs associated with modifications to our vessels, funding our other working capital requirements, dividend payments on our common shares, repurchase of our common shares under our share repurchase program, debt servicing costs, as well as scheduled repayments of long-term debt. In addition, we may use cash to acquire new or second-hand vessels. The timing of the acquisition of vessels depends on a number of factors, including newbuilding prices, second-hand vessel values, the age, condition and size of our existing fleet, the commercial outlook for our vessels and other considerations. As such, vessel acquisition activity may vary significantly from year-to-year.

Cash Flows

The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Nine Months Ended September 30,
	2025	2024
(in thousands of U.S. Dollars)	$	$
Net cash flow provided by operating activities	204,938	394,125
Net cash flow used for financing activities	(60,122)	(237,643)
Net cash flow provided by (used for) investing activities	105,097	(49,125)

Net Operating Cash Flow
The $189.2 million decrease in net operating cash flow for the nine months ended September 30, 2025, compared to the same period in 2024 was primarily due to:

•a net decrease of $176.7 million in cash inflows primarily due to lower operating earnings during the first three quarters of 2025 resulting from lower average realized spot tanker rates, the sales of four Aframax / LR2 tankers and eight Suezmax tankers between the start of the first quarter of 2024 and the end of the third quarter of 2025, as well as the redeliveries of five chartered-in tankers to their owners between the start of the third quarter of 2024 and the end of the third quarter of 2025, partially offset by lower interest expense resulting from the repurchase of eight tankers during the first quarter of 2024, all of which were previously held under sale-leaseback arrangements, as well as the acquisitions of two Aframax / LR2 tankers, one Suezmax tanker and one VLCC tanker between the start of the third quarter of 2024 and the end of the third quarter of 2025; and

•a decrease of $19.8 million in cash inflows related to changes in net working capital during the first three quarters of 2025 compared to the same period of the prior year;

partially offset by:

•a decrease of $7.3 million in cash outflows related to expenditures for dry-docking activities during the first three quarters of 2025 compared to the same period of the prior year.

Net Financing Cash Flow
Net cash flow used for financing activities decreased by $177.5 million for the nine months ended September 30, 2025, compared to the same period in 2024. The net decrease was primarily due to:

•a decrease of $142.2 million in cash outflows primarily due to a decrease in prepayments and scheduled repayments on our finance lease obligations resulting from the repurchase of eight Suezmax tankers under their previous sale-leaseback financing agreements in the first quarter of 2024; and

•a decrease of $33.9 million in cash outflows due to cash dividends on our common shares paid during the first three quarters of 2025 compared to the same period of the prior year;

partially offset by:

•a decrease of $1.4 million in cash inflows due to proceeds received upon the exercise of stock options during the first three quarters of 2025 compared to the same period of the prior year.

Net Investing Cash Flow
Net cash flow provided by investing activities was $105.1 million for the nine months ended September 30, 2025 compared with net cash flow used for investing activities of $49.1 million for the nine months ended September 30, 2024. The $154.2 million change between these periods was primarily due to:

•an increase of $258.4 million in cash inflows resulting from higher net proceeds received from the sales of seven Suezmax tankers and two Aframax / LR2 tankers during the first three quarters of 2025 compared to net proceeds received from the sale of one Aframax / LR2 tanker in the same period of the prior year;

•an increase of $51.0 million in cash inflows resulting from proceeds received upon the maturities of our short-term investments during the first three quarters of 2025;

•an increase of $25.2 million in cash inflow resulting from a distribution from our equity-accounted joint venture during the third quarter of 2025;

•a decrease of $2.6 million in cash outflows resulting from lower capital expenditures during the first three quarters of 2025 compared to the same period of the prior year; and

•an increase of $2.2 million in cash inflow resulting from proceeds received from the sale of a portion of our investment in marketable securities during the third quarter of 2025;

partially offset by:

•an increase of $119.8 million in cash outflows resulting from the acquisitions of one Aframax / LR2 tanker, one Suezmax tanker and one VLCC tanker during the first three quarters of 2025 compared to the acquisition of one Aframax / LR tanker in the same period of the prior year;

•an increase of $61.0 million in cash outflows resulting from the purchase of short-term investments during the first three quarters of 2025;

•an increase of $2.3 million in cash outflows resulting from an investment in marketable securities during the first three quarters of 2025; and

•a decrease of $2.1 million in cash inflows resulting from a loan repayment from our equity-accounted joint venture during the first three quarters of 2025 compared to the same period of the prior year.

Liquidity
Our primary sources of liquidity are cash and cash equivalents, short-term investments, net operating cash flow, our undrawn credit facility, and capital raised through financing transactions. The primary objectives of our cash management policy are to preserve capital, to ensure that cash investments can be sold readily and efficiently, and to provide an appropriate return. The nature and extent of amounts that can be borrowed under our 2023 Revolver are described in "Item 1 – Financial Statements: Note 9 - Long-Term Debt" of this report.

For information on our dividend policy and share repurchase program, please see "Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2024.

Our total consolidated liquidity, including cash, cash equivalents, short-term investments and undrawn credit facility, increased by $209.8 million during the nine months ended September 30, 2025 from $765.9 million as at December 31, 2024 to $975.7 million as at September 30, 2025. The net increase during the nine months ended September 30, 2025 was primarily a result of the following events or changes: $281.9 million received from the sales of seven Suezmax tankers and two Aframax / LR2 tankers; $204.9 million of net operating cash inflow during the first three quarters of 2025; a $25.2 million distribution received from our equity-accounted joint venture; $2.2 million of proceeds received from the sale of a portion of our investment in marketable securities; and $1.5 million of proceeds received upon the exercise of stock options; partially offset by $190.3 million paid for the purchases of one Aframax / LR2 tanker, one Suezmax tanker and one VLCC tanker; $60.4 million of cash dividends paid on our common shares; $53.0 million of reduction in the borrowing capacity of our 2023 revolver; $2.3 million paid for an investment in marketable securities; and $1.9 million of expenditures for capital upgrades for vessels and equipment.

We anticipate that our liquidity at September 30, 2025, combined with cash we expect to generate during the 12 months following the date of this report, will be sufficient to meet our cash requirements for at least the one-year period following the date of this report.

Our 2023 Revolver matures in May 2029, and there was no amount outstanding under the facility as at September 30, 2025. Our ability to refinance our 2023 Revolver will depend upon, among other things, the estimated market value of our vessels, our financial condition and the condition of credit markets at such time. Approximately 50% of our fleet is currently aged 15 years and older, and we may continue the process of fleet renewal in the coming years. We expect that any fleet renewal expenditures will be funded using cash on hand, short-term investments, the undrawn revolving credit facility and new financing arrangements, including bank borrowings, finance leases and, potentially, the issuance of debt and equity securities.

The following table summarizes our other contractual obligations as at September 30, 2025:

(in millions of U.S. Dollars)	Total	12 Months Following September 30, 2025	Remainder of 2026	2027	2028	2029
U.S. Dollar-Denominated Obligations
Chartered-in vessels (operating leases) (1)	65.8	28.7	6.1	15.1	8.5	7.4
Total	65.8	28.7	6.1	15.1	8.5	7.4
(1)Excludes payments required if we exercise options to extend the terms of chartered-in leases signed as of September 30, 2025.
Other risks and uncertainties related to our liquidity include changes to income tax legislation or the resolution of uncertain tax positions relating to freight tax liabilities as described in "Item 1 – Financial Statements: Note 17 - Income Tax Recovery (Expense)" of this report, which could have a significant financial impact on our business, which we cannot predict with certainty at this time. In addition, existing or future climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes or penalties related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. The inclusion of the maritime industry in the EU ETS as of January 1, 2024, requires us to acquire allowances related to our greenhouse gas emissions as outlined in, “Item 1 – Financial Statements: Note 7 – Intangible Assets” and “Item 1 – Financial Statements: Note 8 – Accrued Liabilities and Other Long-Term Liabilities” of this report. In addition to the EU ETS, the inclusion of the FuelEU Maritime regulation by the European Union as of January 1, 2025, requires us to pay financial penalties in relation to certain voyages when not using low emission intensity fuels. Increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for our services. In addition, the U.S. and Chinese port fee measures that took effect in October 2025 as described in "Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2025" of this report could have a significant financial impact on our business, which we are cannot predict with certainty at this time.
CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2024. There have been no significant changes to these estimates and assumptions for the nine months ended September 30, 2025.

NON-GAAP FINANCIAL MEASURE

Net Revenues - Tankers

Net revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use “net revenues” (defined as income or loss from operations before vessel operating expenses, charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Since under time charters the charterer pays the voyage expenses, whereas under voyage charters, the ship-owner pays these expenses, we include voyage expenses in net revenues. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates to them. As a result, although revenues from different types of contracts may vary, the net revenues are comparable across the different types of contracts. We principally use net revenues because it provides more meaningful information to us than income from operations, the most directly comparable GAAP financial measure. Net revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net revenues with income from operations.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of U.S. Dollars)	2025	2024	2025	2024
Tankers
Income from operations	67,881	52,465	191,217	293,841
Add (subtract) specific items affecting income from operations:
Vessel operating expenses	32,086	38,091	100,276	113,942
Charter hire expenses	9,056	18,465	33,836	57,651
Depreciation and amortization	20,932	23,445	65,116	69,136
General and administrative expenses	11,146	10,876	35,363	38,678
Gain on sale and write-down of assets	(25,890)	—	(77,948)	(11,601)
Restructuring charges	—	5,952	—	5,952
Net revenues	115,211	149,294	347,860	567,599

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three and nine months ended September 30, 2025 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the volatility of such markets;
•the timing and effect of the unwinding of OPEC+ supply cuts;
•forecasts of worldwide tanker fleet growth or contraction;
•estimated changes in global or regional oil demand and supply;
•future tanker rates;
•the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;
•timing of and our expectations regarding vessel acquisitions and deliveries, vessel refinancing, tanker contracts and potential fleet renewal;
•general domestic and international political conditions and geopolitical conflicts;
•the impact of conflict in the Middle East, including Israel and Hamas, and the ongoing attacks on vessels in the Red Sea areas, and/or the Russia-Ukraine war on the global economy, our industry and our business, including as the result of sanctions, import restrictions and other related actions, and the persistence of altered trade patterns;
•the impact of global tariffs and potential trade wars;
•the effect on us and our industry of additional port docking fees starting in October 2025 and applicable to (a) Chinese-built vessels docking at U.S. ports starting in October 2025 and (b) vessels owned, operated and/or built by entities or individuals having specified relationships with the U.S. that dock at Chinese ports;
•the effect of typical seasonal variations on tanker rates and expected deviations to such seasonality for the 2025/2026 winter;
•the impact on us and the shipping industry of environmental regulations, liabilities and developments, including climate change;
•our liquidity needs for the upcoming 12 months, including anticipated funds and sources of financing for liquidity and capital expenditure needs, and the sufficiency of cash flows and other sources of liquidity;
•our expectations regarding the reference rates and the covenants in our financing agreements, including the potential effects of financial covenants or restrictions;
•the impact of recent accounting pronouncements on our consolidated financial statements and related disclosures;
•the impact on our payment obligations if we exercise options to extend chartered-in leases.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, "should" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements, which involve risks and uncertainties. Important factors that could cause actual results to differ materially include, but are not limited to: spot tanker market rate fluctuations; changes in vessel values; changes in the price, production of or demand for oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or lower than expected levels of tanker scrapping; non-OPEC+ and OPEC+ production and supply levels; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations, including those that may further regulate greenhouse gas emissions, including the inclusion of the maritime industry in the EU ETS and the effectiveness of the EU FuelEU Maritime regulation; the interpretation and enforcement of U.S. and China port fee regulations; the potential for early termination of charter contracts and our potential inability to renew or replace charter contracts; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; our potential inability to meet our liquidity needs; our future capital expenditure requirements; changes in interest rates and the capital markets; changes in our costs, such as the cost of crews, dry-docking expenses and associated off-hire days; dry-docking delays; the impact of geopolitical tensions and conflicts, including Israel and Hamas war, the Russia-Ukraine war and related sanctions, tariffs and import and other restrictions; changes in global economic conditions; our levels of available cash and cash reserves and the declaration of any future dividends by our Board of Directors; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2024. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
September 30, 2025
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3 – Key Information - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024, which could materially affect our business, financial condition or results of operations, the price and value of our securities and our ability to pay dividends on our common shares.

New U.S. and Chinese port fee measures may change competitive dynamics and costs in our industry and markets, which could adversely affect our business and operating results.

In April 2025, the Office of the U.S. Trade Representative (or USTR) announced that, commencing October 14, 2025, additional port docking fees will apply to Chinese-built vessels and to Chinese-owned or operated vessels that dock at U.S. ports. Chinese vessel owners and operators are subject to fees starting at $50 per net ton and increasing annually to $140 per net ton in April 2028. Non-Chinese operators using Chinese-built vessels are subject to fees starting at $18 per net ton and increasing to $33 per net ton in April 2028. The U.S. port fees are subject to certain exclusions and limitations. As of October 15, 2025, a total of 16 of our tankers were built in China.

On October 10, 2025, the Chinese Ministry of Transport announced retaliatory Chinese port fee measures that also took effect on October 14, 2025 and which closely mirror many of the USTR measures. The new fees will apply to, among others, U.S.-built or flagged vessels and U.S.-owned or operated vessels that dock at Chinese ports. The measures specifically apply to vessels owned or operated by entities in which U.S. entities or individuals directly or indirectly hold 25% or more of the equity, voting rights or board seats. The measures do not clarify what constitutes direct or indirect ownership or how it is to be determined, which could involve complex determinations for many entities. U.S. vessel owners and operators are subject to fees starting at RMB400 (approximately $56) per net tonne and increasing annually to RMB1,120 per net tonne in April 2028. The Chinese port fees are subject to certain exclusions and limitations.

On October 30, 2025, the U.S. and China agreed to suspend their new port fees measures for one year. If the new U.S. and Chinese port fees become effective in the future, these fees may: redirect trading patterns and port calls of U.S. and Chinese-related tankers, potentially affecting competitive dynamics, utilization and rates within subsets of the tanker industry; affect the chartering decisions of customers, depending upon the allocation of the additional costs between owners and charterers of applicable vessels; lead to restructuring steps by affected companies; and adversely affect our business and operating results. As there remains uncertainty about whether the port fees measures will be implemented in the future and about how they will be interpreted and enforced, we currently are unable to determine with certainty the impact these additional fees will have on us, our business and operations, or our industry.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 – Defaults Upon Senior Securities
None.
Item 4 – Mine Safety Disclosures
N/A.
Item 5 – Other Information
N/A.
Item 6 – Exhibits
N/A.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE COMPANY:
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-282449) FILED WITH THE SEC ON OCTOBER 1, 2024.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date:	October 31, 2025	By:	/s/ Brody Speers
Brody Speers Chief Financial Officer (Principal Financial and Accounting Officer)